UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FAGE DAIRY INDUSTRY S.A.

(Translation of Registrant’s name into English)

35, Hermou Street, 144 52 Metamorfossi, Athens, Greece

(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

FAGE DAIRY INDUSTRY S.A.

PRESS RELEASE: JANUARY 6, 2005

FAGE ANNOUNCES EUROBOND PLACEMENT

FAGE DAIRY INDUSTRY S.A. (‘‘FAGE’’) today announced that it intends to commence an offering of up to €120,000,000 aggregate principal amount of Senior Notes which are expected to mature in 2015. FAGE will make an application to list the Senior Notes on the Irish Stock Exchange.

FAGE intends to use the net proceeds from the sale of the Senior Notes: (a) to refinance all of its outstanding 9% senior notes due 2007 and a portion of its short term borrowings under various lines of credit; (b) to finance the development of its planned yogurt production facility in the United States; and (c) to acquire its United Kingdom distributor. Upon completion of the offering and the issuance of the new Senior Notes, FAGE intends to give notice to redeem the $92.6 million in aggregate principal amount of its outstanding 9% senior notes due 2007.

FAGE is the leading Greek dairy company in Greece and sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream, and cheese. These products are sold under the FAGE, TOTAL and other trademarks.

The Senior Notes will not be registered under the United States Securities Act of 1933, as amended (the ‘‘Securities Act’’), or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Senior Notes offered hereby are being offered and sold only to ‘‘Qualified Institutional Buyers’’ (as defined in Rule 144A under the Securities Act) and pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act. Prospective purchasers are hereby notified that the seller of the Senior Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Stabilisation: FSMA/IPMA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: January 6, 2005	By:	/s/	Ioannis Filippou
Chairman of the Board

Date: January 6, 2005	By:	/s/	Kyriakos Filippou
Chief Executive Officer and Director

Date: January 6, 2005	By:	/s/	Christos Koloventzos
Chief Financial Officer